SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PARSLEY ENERGY INC.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

701877102
(CUSIP Number)

James V. Baird
Q-Jagged Peak Energy Investment Partners, LLC
800 Capitol Street, Suite 3600
Houston, Texas 77002
Telephone: (713) 452-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701877102	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Q-Jagged Peak Energy Investment Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 701877102	SCHEDULE 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS
QEM V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, OO (Limited Liability Company)

CUSIP No. 701877102	SCHEDULE 13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS
S. Wil VanLoh, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 701877102	SCHEDULE 13D	Page 5 of 6

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A common stock, par value $0.01 per share (“Common Stock”), of Parsley Energy, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Company are located at 303 Colorado Street, Suite 3000, Austin, Texas 78701. This Amendment No. 2 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 15, 2020, as amended by Amendment No. 1, filed with the SEC on October 22, 2020 (together with this Amendment No. 2, the “Schedule 13D”).

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 12, 2020, the transactions contemplated by the Merger Agreement (including the Mergers) were consummated. Pursuant to the Mergers, (i) Merger Sub Inc. merged with and into the Company, with the Company continuing as the Surviving Corporation, (ii) simultaneously with the First Company Merger, Opco Merger Sub LLC merged with and into Opco LLC, with Opco LLC continuing as the surviving company, and (iii) immediately following the First Company Merger and the Opco Merger, the Surviving Corporation merged with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity and a wholly-owned subsidiary of Pioneer. Pursuant to the terms of the Merger Agreement, Pioneer acquired all of the outstanding Shares in an all-stock transaction and the Company shareholders received a fixed exchange ratio of 0.1252 shares of Pioneer common stock for each eligible Share owned. In addition, certain transfer and other restrictions relating to the Reporting Persons’ Shares set forth in the Voting Agreement, as well as the associated proxy granted thereunder, ceased to be in effect upon the Effective Time in accordance with the terms of the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is on file with the SEC as Exhibit 10.1 to the Form 8-K filed by Pioneer Natural Resources Company with the SEC on October 21, 2020.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, each of the Reporting Persons no longer may be deemed to beneficially own any Shares.

(c) Except as described herein, there have been no transactions in the Shares by the Reporting Persons during the past sixty (60) days.

(d) This Item 5(d) is not applicable.

(e) As of January 12, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of the Shares.

CUSIP No. 701877102	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 12, 2021

Q-JAGGED PEAK ENERGY INVESTMENT PARTNERS, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

QEM V, LLC

By:	/s/ James V. Baird
Name:	James V. Baird
Title:	Authorized Person

S. WIL VANLOH, JR.

By:	/s/ S. Wil VanLoh, Jr.
S. Wil VanLoh, Jr.